

January 22, 2014

Via E-mail
Fred Knechtel
Chief Financial Officer
Remy International, Inc.
600 Corporation Drive
Pendleton, Indiana 46064

      Re: Remy International, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2012
      Filed on February 27, 2013
      Form 10-Q for the Quarter Ended September 30, 2013
      Filed on October 29, 2013
      File No. 001-13683

Dear Mr. Knechtel:

      We have reviewed your response letter dated December 2, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2013

Management's Discussion and Analysis
Liquidity and capital resources
Cash flows
Cash flows – operating activities, page 35

1.   We note the intended revised disclosure in your response to prior comment 5 in regard to the analysis of your operating cash flows. It appears to us that the analysis would be more meaningful if it focused on the factors that directly affected cash in regard to your operations rather than on the noncash factors that affected the variance in net income. For example, the direct cash factors associated with reduced gross profit that contributed to reduced operating cash flows (i.e., the relationship between lower operating cash due to reduced sales on account leading to reduced collections of accounts receivables and lower expenditures for cost of sales correlating with lower sales activity; lower

expenditures for inventory due to decreased sales levels, etc.), in combination with the cash impacts associated with increased selling, general, and administrative expenses and decreased interest expense. Please consider providing your analysis on this basis and advise.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief